News Release

Alexco Reports Silver Production for Second Quarter 2012

July 16, 2012 - Alexco Resource Corp. (TSX:AXR, NYSE-MKT:AXU) today reports silver production of 458,472 ounces during the second quarter of 2012, and 1,040,257 ounces in the first six months of 2012, approximately 14% improved from the same period in 2011. Lead and zinc production in the second quarter were 3.7 million and 1.3 million pounds, respectively, with 8.6 million and 2.9 million pounds produced year to date, as the Bellekeno mine in the Keno Hill Silver District, Yukon continues its second full year of commercial production. Alexco is well advanced in the engineering and development of two additional underground mines, anticipating mine production in the fourth quarter 2012. However, increasing environmental assessment and permitting delays may restrict the ability of the company to process material from the new mines until 2013. Despite potential regulatory delay for new underground operations, the company is maintaining its earlier production guidance of 2.2 to 2.5 million ounces of silver in 2012, with bias toward the lower end of the range if permitting delays continue. Exploration work targeting 29,000 meters of drilling continues apace on a variety of surface and underground resource development and exploration targets, with early examples of success previously published in initial resource statements for Flame & Moth and Bermingham.

Second Quarter and YTD 2012 Production Highlights

	Three Months Ended		Six Months Ended
	Jun. 30, 2012	Jun. 30, 2011	Jun. 30, 2012	Jun. 30, 2011

Ore tonnes mined	21,273	22,166	42,668	38,627
Ore tonnes processed	22,209	18,928	43,460	36,978
Grade of ore processed:
Silver (grams per tonne)	704	822	800	825
Lead	8.8%	10.5%	10.0%	10.3%
Zinc	4.9%	6.5%	5.3%	5.8%
Recoveries:
Silver	91%	93%	93%	93%
Lead in lead concentrate	85%	93%	89%	92%
Zinc in zinc concentrate	55%	65%	56%	61%
Concentrate production:
Lead concentrate:
Tonnes produced	2,954	2,683	6,330	5,059
Concentrate grade:
Silver (grams per tonne)	4,604	5,164	4,892	5,390
Lead	56%	69%	62%	69%
Zinc concentrate:
Tonnes produced	1,361	1,687	2,944	2,788
Concentrate grade:
Silver (grams per tonne)	483	348	470	393
Zinc	45%	48%	44%	47%
Production – contained metal:
Silver (ounces)	458,472	464,324	1,040,257	911,848
Lead in lead con (pounds)	3,661,412	4,074,122	8,591,724	7,667,037
Zinc in zinc con (pounds)	1,340,557	1,770,159	2,856,343	2,881,214

Head Office	T. 604 633 4888
Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4
Canada

Production was lower in the second quarter 2012 compared to the first quarter of the year primarily due to underground operations sequencing through lower grade material as per the mine plan, while positioning the mine for a higher grade and increased production capacity in the third quarter and beyond. The Keno Hill District mill, which processed 17% more tonnes compared to the same period in 2011, operated at a matched production rate to the Bellekeno mine, despite a variety of mechanically-based agitator, thickener and filtration delays related in part to the relatively lower grade ore processed, fixed plant maintenance and lead time to delivery on critical spares. Mill availability during the second quarter was 90% and mill throughput per hours of runtime continues to improve. In addition, mill production was suspended for approximately two days in June due to wildfires and subsequent redeployment of some employees and equipment to assist in fire control as well as support and assist local residents.

Average mill throughput during the quarter was 244 tonnes per day (tpd) compared to 208 tpd in the second quarter of calendar 2011, and 234 tpd for the first quarter of 2012.

Alexco President and Chief Executive Officer Clynt Nauman said, “Second quarter silver production was less than the previous quarter primarily due to anticipated lower mine grades; but there is no question we continue to make progress on ramping up mill throughput, and we look forward to an improved second half in 2012. Our greatest challenge will be on the permitting front for the two new mines we planned to commission in 2012. Although the company is confident of receiving the appropriate regulatory authorization to produce from the new Onek and/or Lucky Queen mines in 2012, the additional authorization to process the newly mined material through the existing Keno mill may very well be delayed into early 2013. The company is currently reassessing its Bellekeno underground plans to make up for this delayed production.” Nauman continued, “On the other hand, our exciting news during the second quarter was the dramatic increase in overall silver resources, as we reported our initial resource estimates at the Flame & Moth and Bermingham deposits. We were able to identify nearly 14 million ounces of indicated silver resource and about 5 million ounces of inferred resources between the two separate properties. Those new resources have resulted in a 52% increase in Alexco’s combined indicated resources at our Keno Hill properties.”

The disclosure in this news release of scientific and technical information regarding Alexco’s mineral properties has been reviewed and approved by Thomas Fudge, P.E., P.Eng., Senior Vice President, Engineering and Corporate Development for Alexco, a Qualified Person as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

Release of Financial Results for First Quarter of 2012

Financial results for the second quarter of 2012 are expected to be released after the close of market trading on Tuesday, August 7, 2012, followed by an audio webcast conference call to review those results at 11 a.m. Eastern (8 a.m. Pacific) on Wednesday, August 8, 2012. To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-877-407-8031
Dial from outside Canada or the US:	1-201-689-8031
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call.

The conference call will be recorded, and an archived audio webcast will be available at www.alexcoresource.com. Through August 15, 2012, a replay of the call will be available by telephone at the following:

Dial toll free from Canada or the US:	1-877-660-6853
Dial from outside Canada or the US:	1-201-612-7415
Replay Passcodes:	Account #286, Conference ID #396537

About Alexco

Alexco Resource Corp. owns and operates the Bellekeno silver mine, one of several mineral properties held by Alexco which encompass substantially all of the historical Keno Hill Silver District located in Canada’s Yukon Territory. Bellekeno, which commenced commercial production at the beginning of calendar year 2011, is Canada’s only operating primary silver mine. Alexco’s primary near-term exploration objective is to unlock value in the silver-rich Keno Hill District, and is focused on growth by advancing its promising District properties to development decisions. The Company’s goal is to produce 7 million to 10 million ounces of silver annually within the next decade. Employing a unique business model, Alexco also provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients through the Alexco Environmental Group, its wholly-owned environmental services division.

Keno Hill Silver District History

Between 1921 and 1988, the Keno Hill Silver District was a world-class silver producer, with more than 217 million ounces of silver produced at average grades of 40.5 ounces per ton silver, 5.6% lead and 3.1% zinc (Yukon Government’s Minfile database). These historical production grades would rank Keno Hill in the top 3% by grade of today's global silver producers.

Contact

Clynton R. Nauman, President and Chief Executive Officer
Phone: (604) 633-4888
Email: info@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

Some statements (“forward-looking statements”) in this news release contain forward-looking information concerning the Company’s anticipated results and developments in the Company’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release. Forward-looking statements may include, but are not limited to, statements with respect to future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities. Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made. In making the forward-looking statements included in this news release, the Company has applied several material assumptions, including, but not limited to, the assumption that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices. There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. The Company expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.